Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Nine Months Ended September 30,	2017	2016
Fixed charges:
Interest expense including amortization of debt discount	$531	$524
Portion of rentals representing an interest factor	57	64
Total fixed charges	$588	$588
Earnings available for fixed charges:
Net income	$3,434	$3,089
Equity earnings net of distributions	(54)	(57)
Income taxes	2,106	1,846
Fixed charges	588	588
Earnings available for fixed charges	$6,074	$5,466
Ratio of earnings to fixed charges	10.3	9.3